

Mail Stop 7010

May 28, 2009

Via U.S. mail and facsimile

Mr. Loren M. Starr
Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street NE, Suite 1800
Atlanta, Georgia 30309

      RE: Form 10-K for the fiscal year ended December 31, 2008
              Form 10-Q for the period ended March 31, 2009
                 File No. 1-13908

Dear Mr. Starr:

We have reviewed your response letter dated May 15, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Results of Operations

Proportional Share of Revenues, Net of Third-Party Distribution Expenses, from Joint
Venture Investments, page 32

2. We note your response to comment 7 of our letter dated March 20, 2009. In a similar
    manner to your response, please provide a reconciliation between equity in earnings
    of unconsolidated affiliates as reported on your statements of income to proportional
    share of revenues, net of third-party distribution expenses, from joint venture
    investments. Please also clearly explain the reconciling items and your purposes for
    presenting and discussing these amounts.

Critical Accounting Policies and Estimates, page 47

Goodwill, page 50

3. We note your response to comment 14 of our letter dated March 20, 2009. Please
    help us better understand how you determined it was appropriate to use the weighted
    average cost of capital for companies in your industry instead of using your own
    weighted average cost of capital for determining the fair value of your reporting unit
    in accordance with paragraph 23 of SFAS 142. In this regard, please tell us what the
    discount rate would have been had you continued to use your own weighted average
    cost of capital in your impairment tests on October 1, 2008, October 31, 2008, and
    March 31, 2009. Please also tell us whether using your own weighted average cost of
    capital on any of these dates would have caused the carrying value of your reporting
    unit to be in excess of its fair value. Please also disclose how you determined the
    weighted average cost of capital for the asset management sector.

4. We note your response to comment 16 of our letter dated March 20, 2009. Please
    help us better understand why your components are not reporting units pursuant to
    paragraph 30 of SFAS 142. Please address the following related to your evaluation of
    whether the existence of systems, standards, protocols, conventions, and rules that act
    to define the processes necessary for normal, self-sustaining operations exist in your
    components pursuant to paragraph 6 of EITF 98-3:
    - Tell us the elements that you determined are included in each of the components;
    - Tell us the complete set of elements necessary for each component to conduct
      normal operations; and
    - Tell us the elements missing from each component that would be necessary to
      conduct normal operations. In regards to these missing elements, please tell us
      how you concluded that the component is not a business.

5. In regards to the availability of discrete financial information for each component,
   please address the following:
   - You state that the CODM and the SMDs receive the Senior Management Analysis
     of Results and Trends and the Invesco Ltd. Dashboards. Please tell us whether
     any additional financial information related to components is provided to the
     SMDs. If so, please provide a summary of this financial information; and
   - You state that traditional profit and loss measures are not produced for any of the
     components. Please clarify which specific statement of operation line items are
     provided for each component and help us understand why you would not be able
     to use this information to evaluate the profitability of the component. In this
     regard, we remind you that not all costs necessarily have to be allocated in order
     for the component to be considered a reporting unit.

Investments, page 51

6. We note your response to comment 17 of our letter dated March 20, 2009. In a
   similar manner to your response, we encourage you to disclose the investments which
   are the most susceptible to impairment. For these investments, we encourage you to
   provide a description of these investments, disclose the significant estimates and
   assumptions used to determine fair value, and provide a sensitivity analysis of the
   significant estimates and assumptions used to determine fair value based upon
   reasonably likely changes. You should consider disclosing whether reasonably like
   changes in these significant estimates and assumptions could indicate that there is an
   impairment.

7. We note your response to comments 18 and 23 of our letter dated March 20, 2009.
   Given the significant amount of Level 3 investments held by consolidated investment
   products, which represent approximately 8% of your total assets at December 31,
   2008, we urge you to consider providing additional disclosures regarding the fair
   value measurements of these investments. In a similar manner to your response,
   please disclose your rights and risks related to these investments. Please also
   consider disclosing the following:
   - A general description of the valuation techniques or models used as well as any
     material changes made during the reporting period to those techniques or models,
     why the changes were made, and, to the extent possible, the quantitative effect of
     those changes;
   - To the extent material, a discussion of the extent to which, and how, relevant
     market indices were used in applying the techniques or models. Consider
     describing any material adjustments made during the reporting period to the fair
     value based on market indices and your reasons for making those adjustments;
   - A discussion of how the techniques or models used are validated;
   - A discussion of how sensitive the fair value estimates are to the significant inputs
     the technique or model uses; and

- If material, a discussion of how increases and decreases in the aggregate fair value have affected or may affect your liquidity and capital resources as well as the factors that resulted in any material increase or decrease in the fair values.

Note 17. Consolidated Investment Products, page 92

8. We note your response to comment 22 of our letter dated March 20, 2009. In a similar manner to your response, please disclose the nature of the amendments that were made that led to consolidation or deconsolidation of partnerships. We note the disclosures provided on page 96 regarding the balance sheet impact of deconsolidating certain partnerships pursuant to EITF 04-5. Please disclose the impact of deconsolidating certain partnerships pursuant to FIN 46(R) as well as the income statement impact of deconsolidating certain partnerships pursuant to EITF 04-5 and FIN 46(R). In a similar manner, please disclose the balance sheet and income statement impact of consolidating additional partnerships pursuant to EITF 04-5 and FIN 46(R). Please consider disclosing the impact of deconsolidating and consolidating these partnerships in a table.

9. As a result of amendments made to certain limited partnership agreements to add objective transfer criteria, you deconsolidated $365.4 million of net assets of consolidated investment products and the related minority interest of $363.1 million effective December 31, 2007 and $0.4 million of net assets of consolidated investment products and the related minority interest of $0.4 million effective April 1, 2008. You changed the basis of consolidation of $610.5 million in net assets of consolidated products and the related $600.5 million minority interest from FIN 46(R) to EITF 04-5, effective April 1, 2008. This change in basis did not impact your consolidated financial statements as you were already consolidating these amounts. In this regard, please address the following:
   - Of the $365.4 million of net assets of consolidated investment products as of December 31, 2007 and the $0.4 million of net assets of consolidated investment products as of April 1, 2008 that you deconsolidated pursuant to FIN 46(R), please clarify how much of these net assets continued to be consolidated pursuant to EITF 04-5;
   - Please clarify when the contract amendment changes were made. If the changes were made on April 1, 2008, as your disclosures indicate, please clarify why you deconsolidated $365.4 million of net assets of consolidated investment products and the related minority interest of $363.1 million effective December 31, 2007; and
   - Please explain why there was an impact to your income statement from deconsolidating certain partnerships under FIN 46(R) and correspondingly consolidating them under EITF 04-5 as your response indicates.

10. We note your response to comment 23 of our letter dated March 20, 2009. In a similar manner to your response, please disclose that the investments held by consolidated investment products are accounted for pursuant to EITF 85-12.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

11. Please address the above comments in your interim filings as well.

*   *   *   *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

      Sincerely,

      John Hartz
      Senior Assistant Chief Accountant